May 18, 2009

David T. Hamamoto, Chief Executive Officer
NorthStar Real Estate Income Trust, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

      Re: NorthStar Real Estate Income Trust, Inc.
             Amendment No. 1 to Registration Statement on Form S-11
             Filed April 20, 2009
             File No. 333-157688

Dear Mr. Hamamoto:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1 regarding your status as an investment company. We have referred your response to the Division of Investment Management, which may have additional comments.

2.   We note your response to prior comment 4 regarding your share repurchase program. We have referred your response to the Office of Mergers and Acquisitions, which may have additional comments.

Management Compensation, page 56

3.   We note your response comment 21 of our letter dated April 3, 2009. Please add a footnote to the compensation chart to disclose that a majority of the board of directors may reduce the cumulative, non-compounded return to be paid to shareholders, prior to special unit holders receiving 15%, from 8% to 6%.

Distributions, page 118

4.   We note that for fiscal 2008, your sponsor's cash flow from operating activities was less than the amount of common stock distributions declared. Please include additional disclosure discussing the possibility that your sponsor may not have sufficient cash to meet its obligations under the Distribution Support Agreement and disclose how the sponsor will fund its purchase of your common stock in the event it has insufficient cash from operations. In addition, please expand the risk factor disclosure relating to distribution payments to address this additional risk.

Prior Performance Summary

Overview of NorthStar, page 86

5.   We note your response to prior comment 25. Please revise footnote (2) to the first table on page 87 to state the number of quarters in which distributions paid on common stock included a return of capital. Quantify and disclose the portion of each quarterly distribution payment that constituted a return of capital. Also, expand your disclosure to clearly state that operating cash flows have been less than total dividends and distributions paid for the last seven consecutive fiscal quarters.

Appendix A: Prior Performance Tables, page A-1

6.   We note your response to comment 24. In you response, you state that you revised the prior performance tables to include disclosure for NorthStar Realty. We note that you provided consolidated financial information in this section in lieu of the prior performance tables prescribed by Industry Guide 5. The performance of all of the sponsor's prior programs should be presented on a comparable basis using the format outlined in Guide 5. Please revise the prior performance tales to include this disclosure for NorthStar Realty.

Table I, page A-5

7.   We note your response to comment to comment 37. Please revise to show the "Percentage Amount Raised" as 100%, even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

8.   We note that in response to comment 38 you removed the "other" offering expense amount. Please tell us why this amount was removed.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James H. Sullivan, Esquire (*via facsimile*)